

Mail Stop 4561

April 26, 2016

Douglas Wolfson
Vice President and General Counsel
CommerceHub, Inc.
201 Fuller Road, 6th Floor
Albany, New York 12203

> **Re:** **CommerceHub, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2016**
> **File No. 333-210508**

Dear Mr. Wolfson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Tell us your consideration to provide pro forma financial information pursuant to Article 11 of Regulation S-X. In this regard, we note that in connection with the Spin-Off you plan to enter into various agreements with Liberty and/or Liberty Media such as a services agreement, facilities sharing agreement and aircraft time sharing agreements. We also note that you anticipate receiving payment on the intercompany promissory notes and that you intend to enter into a new credit facility. In addition, it appears that you may incur additional compensation charges related to changes in your share-based awards and you anticipate receiving a payment related to the CH Parent equity awards.

Summary

2.   You state on page 31 that after the Spin-Off, you may be controlled by one principal stockholder, Mr. John C. Malone. Please disclose here Mr. Malone's expected ownership of each class of common stock, as well as his expected voting power in the company.

3.   You identify certain customers here and elsewhere in your prospectus. Please tell us the quantitative and qualitative criteria you used for the disclosure of these selected customer relationships.

The Spin-Off, page 3

4.   Please expand your disclosure to briefly explain how the financial terms of the Spin-Off were determined, including the ratio of shares to be issued.

Q: What will the relationship be between our company and Liberty after the Spin-Off?, page 4

5.   To the extent any of Liberty's executive officers or directors will also serve as your executive officers or directors, please disclose the individual names and the positions currently held at Liberty and to be held at CommerceHub after the Spin-Off. In addition, discuss the conflicts of interest associated with such overlapping roles.

Q: What are the reasons for the Spin-Off?, page 4

6.   We note your statement that Liberty believes "a meaningful trading discount continues to apply to the underlying value of the businesses and assets attributed to its Ventures Group" and "the Spin-Off will result in a higher aggregate trading value for your common stock and the Liberty Ventures common stock as compared to the trading price of Liberty Ventures common stock in the absence of the Spin-Off."   Please clarify that there is no assurance that the Spin-Off will result in a higher aggregate trading value.

Risk Factors

Factors Relating to Our Business

"Our business is substantially dependent…," page 10

7.   Please consider disclosing the percentage of revenue derived from the SaaS or SaaS-plus model. Similarly, consider disclosing the percentage of revenues derived from e-commerce orders processed through your solutions between a seller and a demand channel, as well as the percentage of revenues derived from drop-ship delivery, as discussed on page 13.

Factors Relating to the Spin-Off

"We may determine to forgo certain transactions…," page 26

8.   In this risk factor, or in a new risk factor, please provide greater detail on the limitations Section 355(e) and your indemnification obligations under the tax sharing agreement place on the timing and types of business activities you may choose to transact.

Factors Relating to our Common Stock and the Securities Market

"We have not performed an evaluation of our internal control over financial reporting," page 29

9.   We note that you are currently assessing staffing and resource needs in an effort to remediate the material weakness in your internal control over financial reporting related to the processes and controls to properly identify and account for transactions of a complex and non-routine nature. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.

The Spin-Off

Internal Restructuring, page 36

10.   Please revise here to disclose the exchange ratio that the minority holders will receive in the internal restructuring and explain how it was determined.

Effect of the Spin-Off on Outstanding CommerceHub Incentive Awards, page 39

11.   We note that the outstanding CommerceHub options and stock appreciation rights will convert into Series C common stock options at an exchange ratio of 2.2. Please describe further the terms of the new option awards and tell us how they compare to the existing awards. Also, tell us how you intend to account for the modification of your existing awards and provide the amount of additional compensation expense, if any, that you will incur as a result of such modification. Also, tell us your consideration to include a discussion of the modification to your existing share-based awards in the footnotes to your financial statements. Lastly, provide us with the calculations that support the 9,243,000 CommerceHub Series C options that will be outstanding after the Spin-Off as disclosed on page 45 and the adjustment to reclassify the share-based liability to additional paid-in-capital.

Amount and Source of Funds and Financing of the Transaction; Expenses, page 43

12.   Please disclose the source of cash used to fund the fractional share payment.

Capitalization, page 45

13.   It is unclear what the "total capitalization" line item for both historical and as adjusted columns represents. Please explain or revise your disclosures accordingly.

Description of Our Business

Overview, page 47

14.   You estimate that in 2015, your customers used CommerceHub to enable approximately $11.6 billion in the order volume and total economic value of goods (gross merchandise value or GMV). Please clarify that you generate revenue from usage fees that are based on the volume of activity of your customers.

Our Role as Strategic Partner to Retailers and their Suppliers, page 49

15.   Please provide qualitative or quantitative support for these statements. To the extent such assertions are management's belief, please clarify.

   • "There are several elements of our business that have enabled us to generate significant value for our demand channel and supplier customers."

   • "Our solutions help our customers grow their online sales by facilitating more rapid fulfillment of consumer orders…."

Our Industry, page 50

16.   Please provide us with the relevant portions of the U.S. Department of Commerce data you cite marked to highlight the applicable portion or section containing the referenced statistics.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Terms and Metrics

Total Number of Customers, page 61

17.   Please disclose how you define an "active customer."

Douglas Wolfson
CommerceHub, Inc.
April 26, 2016
Page 5

Executive Summary, page 63

18.   In your discussion, you cite multiple factors as impacting your results of operations but
       provide no quantification of the contribution of each factor to the material changes in the
       various line items discussed. For instance, you identify factors that drove increases in
       cost of revenue and sales and marketing expenses on page 64, yet do not provide
       corresponding quantification. Please revise throughout to quantify the impact of each
       material factor discussed when your results are impacted by two or more factors. In
       addition, you should remove vague terms such as "primarily" in favor of specific
       quantifications. Refer to Section III.D of Release 33-6835.

Executive Compensation, page 76

19.   Please amend this section to include compensation disclosure for your named executive
       officers over the last three fiscal years. Alternatively, please provide us with a detailed
       analysis supporting your belief that you are not required to provide this disclosure. For
       additional guidance, please see Regulation S-K Compliance and Disclosure Interpretation
       217.01, which can be found on our website.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

20.   You state on page 45 that you intend to use the funds received from Liberty for the
       repayment of the Parent notes receivable to declare a cash dividend to current
       stockholders immediately prior to completion of the Spin-Off. Tell us your consideration
       to present a pro forma balance sheet alongside the historical balance sheet that reflects the
       anticipated distribution, if significant relative to reported equity. We refer you to SAB
       Topic 1.B.3.

Consolidated Statements of Equity, page F-4

21.   We note that you issued common stock for exercised options and repurchased
       outstanding shares in fiscal year 2014 and 2015. Please tell us how these transactions
       relate to Parent's Investment. Also, tell us the number of outstanding shares of common
       stock as of December 31, 2015 and 2014 and include a breakdown between shares held
       by Parent and other.

Notes to Consolidated Financial Statements

Note (1) Basis of Presentation, page F-6

22.   You state that the financial statements of CommerceHub, Inc. represent the historical
       financial information of Commerce Technologies and its wholly-owned subsidiaries.

Please clarify whether such financial statements reflect the allocations of assets and liabilities, or any allocations of general corporate expenses incurred by the Parent on behalf of CommerceHub such as income taxes, legal, salaries, rent, technology, or other shared services, and the basis for such allocations. We refer you to SAB Topic 1.B.

23.   Please clarify whether the historical financial statements assume the internal restructuring has occurred or explain how you accounted for the minority interest holdings in the financial statements as presented.

Note (3) Significant Accounting Policies

(f) Revenue Recognition, page F-9

24.   We note that you provide professional services related to customer solution enhancements delivered during the term of the retailer subscriptions. Please describe the enhancements and tell us how you bill your customers. In this regard, tell us your basis for recognizing the professional service revenue over the estimated remaining customer life.

(k) Share-based Compensation, page F-11

25.   Please provide us the value of the company's common stock that was used to determine the fair value of your share-based awards at each quarter-end in fiscal 2014 and 2015 and describe for us the factors that contributed to any significant fluctuation in such values.

(o) Unaudited Pro Forma Earnings Per Share, page F-14

26.   You refer here to a 2-for-5 distribution ratio on Series C common stock for every share of Series A or Series B Liberty Ventures common stock outstanding; however, your cover page refers to a multiple of 0.2 for the Series C common stock issuance. Please revise to clarify whether the distribution ratio should be a 1-for-5 ratio or explain the apparent inconsistency.

Note (12) Share-Based Awards

(d) Liberty Interactive Plans, page F-25

27.   You state that compensation expense relating to employees of Liberty will continue to be recorded at Liberty. Please revise to clarify whether you are referring to only those officers, employees and consultants who will not receive adjusted Venture option awards or new Company option awards, or explain. To the extent any of these officers, employees or consultants will be employed by CommerceHub, please clarify whether you intend to record compensation expense related to such awards.

28. You state that only directors and officers with a title of Vice President or above will receive new Company option awards and adjusted Ventures option awards. The facing page indicates that 3.7 million LVNTA and 1.5 million LVNTB shares issuable upon exercise, settlement or exchange of stock options and restricted stock units, which agrees with the total number of Liberty Series A and Series B options outstanding, will be converted into shares of the corresponding series of the Company common stock and Series C common stock. As such, it appears that the outstanding Liberty Ventures share-based compensation awards are only held by directors and officers with a title of Vice President or above. If true, please explain further your reference to employees and consultants in Note 12(d) or revise your disclosures accordingly.

29. Please explain why only holders of outstanding options that are members of the Liberty Interactive board of directors or officers of Liberty Interactive holding the position of Vice President or above will receive new Company option awards and adjusted Ventures option awards. In this regard, tell us the expected disposition of any Liberty Ventures options that will not be adjusted. Please clarify how each holder of Liberty Ventures options will be treated as a result of the Spin-Off and the reasons for such treatment. Lastly, please explain how the new Company option awards and adjusted Ventures option awards as well as any options that retained their original terms will be accounted for at the time of the Spin-Off, including whether a compensation charge will result from the exchange or modification of options and which company will record such charges. Please provide the accounting support for your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Renee Wilm, Esq.
        Baker Botts L.L.P.